Exhibit 99.(6)(b)

SCHEDULE 1

Name of Portfolio	Annual Fee as a Percentage of Average Daily Net Assets	Initial Reapproval Date
Lazard Emerging Markets Opportunities ETF	.74%	June 30, 2026
Lazard Equity Megatrends ETF	.60%	June 30, 2026
Lazard India Equity Opportunities ETF	.74%	June 30, 2027
Lazard International Dynamic Equity ETF	.40%	June 30, 2026
Lazard Japanese Equity ETF	.60%	June 30, 2026
Lazard Listed Infrastructure ETF	.96%	June 30, 2027
Lazard Next Gen Technologies ETF	.60%	June 30, 2026
Lazard US High Yield ETF	.39%	June 30, 2028
Lazard US Systematic Small Cap Equity ETF	.60%	June 30, 2026

Approved as of: June 30, 2026